                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

August 16, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

     In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the italics and underlined words indicating there was some changes including deleting words between them.

     The consent letter and financial statement for the quarter ended June 30, 2010 also included in S-1/A.

Sincerely Yours,

/s/Ching-Sang Hong

 President

                             Revised Reference

General

1.

 Old(page 13)

17. Operations outside the United States may be affected by different local business and cultural factors, different regulatory requirements and prohibitions between jurisdictions.

Revised

17. Operations outside the United States may be affected by different local politics, business and cultural factors, different regulatory requirements and prohibitions between jurisdictions.

Old(page 13)

"We are working in the emerging markets (i.e. nations with social or business activity in the process of rapid growth and industrialization). The developing nature of these emerging markets presents a number of risks. For example, the success of Taiwan President Ma's election caused China's more investment in Taiwan recently and the small entrepreneurs of Taiwan, who engaged in exporting to Mainland of China, have more brisk business activities. This indicates that the political environment has big influences on our potential business. Any negative cross-strait (Taiwan Strait) relations will have first negative effectiveness on our business."

Revised (page 13)

"We are working in the emerging markets (i.e. nations with social or business activity in the process of rapid growth and industrialization). The developing nature of these emerging markets presents a number of risks and uncertainties.

For example, after the new President Ma charged Taiwan government in 2008, his one China policy (meaning no intention to separate Taiwan from Mainland of China permanently) greatly improved economy cooperation between Taiwan and Mainland of China, and brings new economy development opportunities in Taiwan. "There were no direct flights between Taiwan and China just two years ago, and now there are over 300 flights every week, ... China is now Taiwan’s largest trading partner, with Taiwanese exports to China amounting to over $80 billion. A million Taiwanese now work on the mainland managing Taiwanese business’ multi-billion dollar investments in China", cited from "Where Will China and Taiwan Go from Here?", Jitinder Kohli, June 29, 2010, linking at http://www.americanprogress.org/issues/2010/06/china_taiwan.html.

This indicates that the political environment has big influences on Taiwan's economy and our potential business. Any change of one china policy by the Taiwan government will have negative effectiveness on our future.

Old (page 17)

"Although the spin-off is for the valid business purposes, we should register theses shares for the effectiveness of spin-off and going public purposes."

Revised (page 17)

"The shares should be registered for the effectiveness of the spin-off and our company going public."

Word "valid" took off

Old(page 29)

"Taiwan has certain financial resources. It is a good place for US public companies to consider Regulation S offering , of which we will fully consider in application."

Revised(page 29):

"Taiwan has certain financial resources. It is a good place for US public companies to consider Regulation S offering. Our company's plan to raise $30,000 in the next twelve months has been targeted in Taiwan."

Old (Page 30.)

"We will analyze and control our weakness to comply with all laws and rules. For example, one weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics."

Revised (page 30)

"We will analyze and control our weakness to comply with all laws and rules. One weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics. For example, Mr. Hong by enhancing his moral will power, made decision to work thirty hours free for the company per week until the company has positive cash flow. Although it is legal to compensate Mr. Hong's service now by issuing the company's debt or stock, it will definitely hurt shareholders' value. Mr. Hong's decision is to put the benefits of the company in a whole above his own, which will be continued, he said, by his honor and ethics consideration rather than the monitoring results of other persons."

2. No.

Add on Page 27, following paragraph.

"Company's Organization and Principles

Our company only has an officer: Mr. Hong and he is our treasurer and chief accounting officer, CFO as well as President and CEO; and he has some knowledge and experience about the GAAP accounting, and Regulation S-K. In 1984 when he studied MBA in Sul Ross University for one year, he successfully finished an accounting course, and he managed, including accounting his private business, and he reviewed the financial statement and SEC filings of a public company City Networks, Inc, when he was employed as a vice president there. However, he is neither a CPA, nor a security lawyer, and there is no guarantee that his accounting practice for our company would fully follow GAAP, and his disclosure fully following Regulation S-K. However, as a develop stage company with limited financial resources, we concentrate our attention to reduce the overhead expenses, and generate revenue now, and we will plan to hire an outside CFO with CPA qualification, and to hire a security lawyer as our regular counsel in the future as our business becomes affordable. Our decision is in compliance with Nevada Revise Status 78.138 2(b):

"Counsel, public accountants, ...as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence",

which didn't require a counsel being a security lawyer or a public accountant being a CPA. We feel, according to Mr. Hong's knowledge of GAAP and Regulation S-K, plus the relatively small working amount of our accounting and reporting requirement, it is proper to have Mr. Hong acting as our treasurer and chief accounting officer, CFO as well as President, CEO at this time, and we didn't find any evidence that Mr. Hong's accounting practice, and his disclosure in SEC filings have any wrongdoing to undermine his qualification as our only officer.

The company will emphasize the control procedure to satisfy GAAP and Regulation S-K. Due to the nature of one person's organization, the control procedure is a series of steps on Mr. Hong's self-disciplines, including regularly self-study to update his knowledge on GAAP, Regulation S-K and other SEC rules, and consistently self-checking whether or not the accounting method following the principles of GAAP such as the historical cost principle, revenue recognization principles, match principle and full disclosure principle. When Mr. Hong has questions, he will plan to contact outside experienced accounting counsels or security lawyers to get help, even to arrange contract with outside counsels when it is necessary. At this stage, we don't have any contracted outside accounting counsel, or security lawyer except Andrew Chien acting as our SEC file agency. However, even in this Amendment filing, Andrew Chien, under the instruction from Mr. Hong, contacted a security lawyer located in California for some help."

3. Same as above.

4.

Old (page 30)

"When we operated overseas, we also must keep in mind the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. We also are aware that we are not the Investment Company as defined in Section 3 a.1, of the Investment Company Act of 1940, and we will carefully control our assets allocation and construct our revenue generating method to avoid our company potential owning much of the clients’ private securities."

Revised( Page 30)

"When we operated overseas, we also must keep in mind the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. We also are aware that we are not the Investment Company as defined in Section 3 a.1, of the Investment Company Act of 1940, under the assumption that we may be possible to accept some of our potential customers' stock as compensation. To accept stock as compensation, if it happens, will be a compelled decision and we will not have any incentive to engage in investing, reinvesting or trading in securities, and we will not allow the hold securities to pass 40% of the value of our total assets."

Risk Factors, Page 7

5. Revised

Refer to answer to comments 2

Add following sentence in the end of Risk Factor 3.

"Further information please refers to Page 27. paragraph, "Company Organization and Principles".

6. Same as Comments 5.

7. Quarterly financial statement added, also relative information in Summery and MD&A also added.